Mail Stop 3561

May 6, 2008

Mr. Nathan W. Franke
Chief Financial Officer and Executive Vice President
Resources Connection, Inc.
17101 Armstrong Avenue
Irvine California 92614

> **Re: Resources Connection, Inc.**
> **Form 10-K for Fiscal Year Ended May 31, 2007**
> **Filed July 25, 2007**
> **Form 10-Q for Fiscal Quarter Ended February 29, 2008**
> **Filed April 3, 2008**
> **Response Letter Dated April 24, 2008**
> **File No. 0-32113**

Dear Mr. Franke:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jennifer Thompson
Branch Chief